Exhibit (h)(3)

AMENDMENT TO THE
SERVICES AGREEMENT

THIS AMENDMENT made as of April 12, 2018 (“Amendment”) to that certain Services Agreement dated as of December 14, 2017 (the “Agreement”), by and between HSBC Funds, a Delaware statutory Trust on behalf of the individual series listed on Schedule A to the Agreement (collectively, the “Client”) and Citi Fund Services Ohio, Inc. (“Service Provider” and, with the Client, referred to herein individually as “Party” and collectively as “Parties”). All capitalized terms used but not defined herein shall have the meaning given to them in the Agreement. This Amendment shall be effective as of June 1, 2018 (anticipated compliance date for Forms N-CEN and N-PORT) or, if such date is extended by the U.S. Securities and Exchange Commission (“SEC”), the compliance date as identified by the SEC as it pertains to the Client.

WHEREAS, the Service Provider performs certain fund accounting and compliance services to the Client; and WHEREAS, the Parties now wish to amend the Agreement pursuant to this Amendment to account for providing services related to SEC Forms N-CEN and N-PORT.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1.	List of Funds (Schedule A)

Schedule A of the Agreement is hereby deleted in its entirety and replaced with the Amended Schedule A attached hereto.

2.	Services Schedule (Schedule 2)

Schedule 2 of the Agreement is hereby deleted in its entirety and replaced with the Amended Schedule 2 attached hereto.

3.	Fees (Exhibit A and Attachment 1 to Fee Letter, Fee Schedule)

Exhibit A, including Attachment 1 to Fee Letter, Fee Schedule, of the Agreement is hereby deleted in its entirety and replaced with the Amended Exhibit A, including Attachment 1 to Fee Letter, Fee Schedule attached hereto.

4.	Representations and Warranties.

a)

Each Party represents and warrants to the other that it has full power and authority to enter into and perform this Amendment, that this Amendment has been duly authorized and, when executed and delivered by it, will constitute a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties.

b)	The Client represents that it has provided this Amendment to the Board.

5.	Miscellaneous.

a)

This Amendment supplements and amends the Agreement. The provisions set forth in this Amendment supersede all prior negotiations, understandings and agreements bearing upon the subject matter covered herein, including any conflicting provisions of the Agreement or any provisions of the Agreement that directly cover or indirectly bear upon matters covered under this Amendment.

b)

Each reference to the Agreement in the Agreement and in every other agreement, contract or instrument to which the Parties are bound, shall hereafter be construed as a reference to the Agreement as separately amended by this Amendment. Except as provided in this Amendment, the provisions of the Agreement remain in full force and effect. No amendment or modification to this Amendment shall be valid unless made in writing and executed by each Party hereto.

	c)	This Amendment may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

--Signatures follow on Next Page--

IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be duly executed all as of the day and year first above written.

THE HSBC FUNDS		Citi Fund Services Ohio, Inc.

By:	/s/ Richard A. Fabietti	By:	/s/Jay Martin

Name:	Richard A. Fabietti	Name:	Jay Martin

Title:	President	Title:	President

Date:	7/12/2018	Date:	7/13/2018

Exhibit (h)(3)

AMENDED SCHEDULE A

List of Funds

HSBC Funds

1.	HSBC U.S. Government Money Market Fund
2.	HSBC U.S. Treasury Money Market Fund
3.	HSBC Opportunity Fund
4.	HSBC Opportunity Fund (Class I)
5.	HSBC Opportunity Portfolio
6.	HSBC Emerging Markets Debt Fund
7.	HSBC Frontier Markets Fund
8.	HSBC Asia ex-Japan Smaller Companies Equity Fund
9.	HSBC Global High Yield Bond Fund
10.	HSBC Global High Income Bond Fund

Amended Schedule 2 to Services Agreement

Services

I.	Services

1.	Record Maintenance
Citi will keep and maintain the books and records of each Fund required under Rule 31a-1 (the "Rule") under the Investment Company Act of 1940, as amended (the 1940 Act"), including:

(a)

Journals containing an itemized daily record in detail of all purchases and sales of securities, all receipts and disbursements of cash and all other debits and credits, as required by subsection (b)(1) of the Rule;

(b)

General and auxiliary ledgers reflecting all asset, liability, reserve, capital, income and expense accounts, including interest accrued and interest received, as required by subsection (b)(2)(i) of the Rule;

(c)	Separate ledger accounts required by subsection (b)(2)(ii) and (iii) of the Rule; and

(d)	A monthly trial balance of all ledger accounts (except shareholder accounts) as required by subsection (b)(8) of the Rule.

2.	Accounting Services
In addition to the maintenance of the books and records specified above, Citi shall perform the following accounting services daily for each Fund:

(a)

Allocate income and expense and calculate the net asset value per share (“NAV”) of each class of shares offered by each Fund in accordance with the relevant provisions of the applicable Prospectus of each Fund and applicable regulations under the 1940 Act;

(b)	Apply securities pricing information as required or authorized under the terms of the valuation policies and procedures of the Client (“Valuation Procedures”), including (A) pricing information from independent pricing services, with respect to securities for which market quotations are readily available, (B) if applicable to a particular Fund or Funds, fair value pricing information or adjustment factors from independent fair value pricing services or other vendors approved by the Client (collectively, “Fair Value Information Vendors”) with respect to securities for which market quotations are not readily available, for which a significant event has occurred following the close of the relevant market but prior to the Fund’s pricing time, or which are otherwise required to be made subject to a fair value determination under the Valuation Procedures, and (C) prices obtained from each Fund’s investment adviser or other designee, as approved by the Board. The Client instructs and authorizes Service Provider to provide information pertaining to the Funds’ investments to Fair Value Information Vendors in connection with the fair value determinations made under the Valuation Procedures and other legitimate purposes related to the services to be provided hereunder;

Note: The Client acknowledges that while Service Provider’s services related to fair value pricing are intended to assist the Client and the Board in its obligations to price and monitor pricing of Fund investments, Service Provider does not assume responsibility for the accuracy or appropriateness of pricing information or methodologies, including any fair value pricing information or adjustment factors.

(c)

Coordinate the preparation of reports that are prepared or provided by Fair Value Information Vendors which help the Client to monitor and evaluate its use of fair value pricing information under its Valuation Procedures;

(d)	Assist the Client in identifying instances where market prices are not readily available, or are unreliable, each as set forth within parameters included in the Client’s Valuation Procedures;

(e)	Verify and reconcile security positions with the Funds' custodian;

(f)

Compute, as appropriate, each Fund's net income and capital gains, dividend payables, dividend factors, 7-day yields, 7-day effective yields, 30-day yields, and weighted average portfolio maturity; (and other yields or standard or non-standard performance information as mutually agreed);

(g)

Review daily the net asset value calculation and dividend factor (if any) for each Fund prior to release to shareholders, check and confirm the net asset values and dividend factors for reasonableness and deviations, and distribute net asset values and yields to NASDAQ;

(h)	If Applicable, report to the Board, or otherwise at the Client's request, the daily market pricing of securities in any money market Funds, with the comparison to the amortized cost basis;

(i)	Determine and report unrealized appreciation and depreciation on securities held in variable net asset value Funds;

(j)

Amortize premiums and accrete discounts on fixed income securities purchased at a price other than face value, in accordance with the Generally Accepted Accounting Principles of the United States or any successor principles;

(k)	Update fund accounting system to reflect rate changes, as received from a Fund's investment adviser or authorized pricing service, on variable interest rate instruments;

(l)	Post Fund transactions to appropriate categories;

(m)

Accrue expenses of each Fund according to instructions received from the Client's Administrator, and submit changes to accruals and expense items to authorized officers of the Client (who are not Service Provider employees) for review and approval;

(n)	Determine the outstanding receivables and payables for all (1) security trades, (2) Fund share transactions and (3) income and expense accounts;

(o)	Provide accounting reports in connection with the Client's regular annual audit and other audits and examinations by regulatory agencies;

(p)	Provide such periodic reports as the parties shall agree upon, as set forth in a separate schedule; and

(q)	Prepare semi-annual and annual financial statements for each Fund for review by the Client's independent auditors.

3.	Financial Statement and Regulatory Filings
Citi shall also perform the following additional accounting services for each Fund:

(a)	Provide monthly a hard copy of the unaudited financial statements described below, upon request of the Client. The unaudited financial statements will include the following items:

i.	Unaudited Statement of Assets and Liabilities,
ii.	Unaudited Statement of Operations,
iii.	Unaudited Statement of Changes in Net Assets, and
iv.	Unaudited Condensed Financial Information.

(b)	Provide accounting information for the following (in compliance with Reg. S-X, as applicable):

i.	federal and state income tax returns and federal excise tax returns;
ii.	the Client's annual reports filed with the Securities and Exchange Commission ("SEC") on Form N-CEN and the N-CSR;
iii.	the Client's quarterly schedules of investment for filing with the SEC on Form N-Q, effective through the period ending March 31, 2019;
iv.	the Client's monthly schedules of investment for filing with the SEC on Form N- PORT, effective for the period beginning June 1, 2018;
v.	the Client's annual and semi-annual shareholder reports and quarterly Board meetings;
vi.	registration statements on Form N-lA1A and other filings relating to the registration of shares, including required performance information;
vii.	the Client's administrator's monitoring of the Funds' status as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended;
viii.	annual audit by the Client's auditors; and
ix.	examinations performed by the SEC.

(c)	Calculate turnover and expense ratio.
(d)	Prepare schedule of Capital Gains and Losses.
(e)	Provide daily cash report.
(f)	Maintain and report security positions and transactions in accounting system.
(g)	Prepare Broker Commission Report.
(h)	Monitor expense limitations.
(i)	Provide unrealized gain/loss report.

Notes and Conditions Related to Fund Accounting Services

1.	Subject to the provisions of Sections 2 and 6 of the Agreement, Service Provider’s liability with respect to NAV Differences (as defined below) shall be as follows:

(a)

During each NAV Error Period (as defined below) resulting from a NAV Difference that is at least $0.01 but that is less than 1/2 of 1% of the NAV at which the purchase or redemption was effected, Service Provider shall reimburse each applicable Fund for any net losses to the Fund; and

(b)

During each NAV Error Period resulting from a NAV Difference that is at least 1/2 of 1% of the NAV at which the purchase or redemption was effected, Service Provider shall reimburse each applicable Fund on its own behalf and on behalf of each shareholder of such Fund for any losses experienced by the Fund or any Fund shareholder, as applicable; provided, that Service Provider’s reimbursement responsibility shall not exceed the lesser of (i) the net loss that the Fund incurs or (ii) the costs to the Fund of reprocessing the shareholder transactions during the NAV Error Period; provided, further, however, that Service Provider shall not be responsible for reimbursing reprocessing costs with respect to any shareholder that experiences an aggregate loss during any NAV Error Period of less than $25.

For purposes of this Section: (A) the NAV Difference means the difference between the NAV at which a shareholder purchase or redemption should have been effected (“Recalculated NAV”) and the NAV at which the purchase or redemption was effected divided by Recalculated NAV; (B) NAV Error Period means any Fund business day or series of two or more consecutive Fund business days during which an NAV Difference of $0.01 or more exists; (C) NAV Differences and any Service Provider liability therefrom are to be calculated each time a Fund’s (or Class’) NAV is calculated; (D) in calculating any amount for which Service Provider would otherwise be liable under this Agreement for a particular NAV error, Fund (or Class) losses and gains shall be netted to the extent permitted by applicable Law and consistent with the Fund Compliance Program (as defined below); and (E) in calculating any amount for which Service Provider would otherwise be liable under this Agreement for a particular NAV error that continues for a period covering more than one NAV determination, Fund (or Class) losses and gains for the period shall be netted to the extent permitted by applicable Law and consistent with the Fund Compliance Program (as defined below).

4.	Regulatory Administration Services
Citi will provide the following regulatory administration services to the Client:

(a)

Prepare for review and approval by the Client and counsel to the Client (“Fund Counsel”) drafts of: (a) the annual update to each Client's registration statement on Form N-1A, (b) as requested by the Client or Fund Counsel, other amendments to each Client's registration statement and supplements to its prospectus and statements of additional information reflecting developments from time to time with respect to existing Funds, and (c) notices of annual or special meetings of shareholders of the Client and proxy materials relating thereto, and file any of the foregoing with the Commission upon the request of the Client or counsel to the Client; Subject to approval by the Client and Fund Counsel, file any of the foregoing with the Securities and Exchange Commission (the “SEC”);

(b)

Maintain corporate records on behalf of the Client, including, but not limited to, minute books, Declaration of Trust and by-laws, and prepare, at the direction of Client, amendments to the Client's Declaration of Trust and by-laws and file as necessary;

(c)

Assist the Funds in obtaining and maintaining fidelity bonds and directors and officers/errors and omissions insurance policies for the Client at the expense of the Funds in accordance with the requirements of Rules 17g-1 and 17d-1(7) under the 1940 Act, and file such fidelity bonds and any applicable, related notices with the SEC, to the extent such bonds and policies are approved by the Board;

(d)

Assist the Client in preparing for and conducting Board meetings by (a) coordinating Board book production and distribution, (b) subject to review and approval by the Client and its counsel, preparing Board agendas and minutes, (c) preparing the relevant sections of the Board materials pertaining to the responsibilities of Citi, (d) assisting and coordinating special materials related to annual contract approvals and approval of rule 12b-1 plans and related matters, (e) attending Board meetings and recording the minutes, and (f) performing such other Board meeting functions as agreed by the parties;

(e)

Coordinate the printing and distribution of proxy materials for meetings of shareholders; coordinate the record holder research and tabulation process relating to proxies; subject to review and approval by the Client and Fund Counsel, file proxy statements and related solicitation materials with the SEC; prepare draft scripts for and attend the Shareholder meetings and record the minutes of the meetings; and

(f)

Coordinate gathering of proxy voting information pertaining to proxy votes on Fund holdings and coordinate the drafting and filing of the Funds’ proxy voting records (as approved by the Investment Adviser) on Form N-PX.

5.	SEC Form N-PORT and N-CEN Services
Citi will provide the following services to the Client:

	(a)	Prepare and File the Fund’s SEC Form N-CEN annually.
	(b)	Prepare and file holdings reports on Form N-PORT with the SEC, as required at the end of month, effective for the period beginning June 1, 2018.

6.	38a-1 Compliance Support Services

(a)

The parties mutually agree to coordinate and cooperate in connection with the ongoing maintenance of written compliance policies and procedures which, in the aggregate, shall be deemed by the Board of Trustees of the Client (the “Board”) to be reasonably designed to prevent the Client from violating the provisions of the Federal securities laws applicable to the Client (the “Applicable Securities Laws”), as required under Rule 38a-1 under the 1940 Act (the “Fund Compliance Program”).

(b)

The Client agrees to provide Citi with copies of its current compliance policies and procedures and furnish (and cause its investment advisers and other service providers to furnish) all such additional information as may reasonably relate to the Fund Compliance Program. Such additional information shall include compliance and related information pertaining to the investment adviser and any other service providers to the Client other than Citi. Citi shall maintain the creation of a written document or documents designed to embody the overall Fund Compliance Program and the oversight of the compliance programs of the service providers to the Client as provided in Rule 38a-1 (“38a-1 Service Providers”). Upon approval by the Board, the Funds’ compliance policies and procedures and the compliance policies and procedures of its 38a- 1 Service Providers shall constitute the Fund Compliance Program. Citi will provide the following services in relation to the Fund Compliance Program during the term of this Agreement:

i.	Make an individual available to serve as the Client’s Chief Compliance Officer (“CCO”) to administer the Fund Compliance Program, to the extent provided in Section 6(a) below;

ii.	Perform risk-based testing and an annual assessment of the compliance procedures of the 38a-1 Service Provider;

iii.	Provide information reasonably requested by the Board in connection with the Board’s determination regarding the adequacy and effectiveness of the Fund Compliance Program;

iv.	Provide reports to the Client’s CCO regarding the risk-based testing and annual assessment described in (ii) above;

v.

Assist the Client with the maintenance of written compliance policies and procedures of the Fund Compliance Program which, in the aggregate, shall be deemed by the Client’s Board to be reasonably designed to prevent the Client from violating the the Applicable Securities Laws as required under Rule 38a-1 under the 1940 Act;

vi.	Assist the Client in the preparation and evaluation of the results of annual reviews of the compliance policies and procedures of the Fund Compliance Program;

vii.	Provide support services to the CCO, including support for conducting an annual review of the Fund Compliance Program;

viii.	Assist the CCO in developing standards for reports to the Board by Service Provider and other service providers to the Client;

ix.	Assist the CCO in developing standards for reports to the Board by the CCO;

x.

Prepare or providing documentation for the Board to make findings and conduct reviews pertaining to the Fund Compliance Program and compliance programs and related policies and procedures of 38a-1 Service Providers;

xi.

Perform risk-based testing and reporting of the compliance policies and procedures of each service (other than the Compliance Services) provided to the Client by Service Provider pursuant to this Agreement, taking into account reasonable requests from the CCO to the extent practicable;

xii.

Provide copies of any compliance policies and procedures and any amendments thereto relating to Service Provider as the Client may reasonably request in connection with the Fund Compliance Program; and

xiii.

Provide information reasonably requested by the Board in connection with the Board’s determination regarding the adequacy and effectiveness of the compliance policies and procedures of Service Provider.

7.	Provision of Chief Compliance Officer.

(a)

At the election of the Client, in connection with the compliance services to be rendered by Citi pursuant to Section 5 above, and subject to the provisions of this Section 6, Citi agrees to make available to the Client a person to serve, subject to Board approval, as the Client’s CCO responsible for administering the Fund Compliance Program as provided in paragraph (a)(4) of Rule 38a-1. Citi’s obligation in this regard shall be met by providing an appropriately qualified employee or agent of Citi (or its affiliates) who, in the exercise of his or her duties to the Client, shall act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Client.

In connection with Citi’s commitment to make an appropriately qualified person available to serve as CCO, Citi shall pay a level of total compensation to such person as is consistent with Citi’s compensation of employees having similar duties, similar seniority, and working at the same or similar geographical location. Citi shall not be obligated to pay any compensation to a CCO which exceeds that set forth in the previous sentence. As required by Rule 38a-1, the compensation of the CCO, and any changes thereto, shall be subject to Board approval and Citi shall provide to the Board such information as may be necessary to comply with Rule 38a-1 or as the Board may reasonably request in connection therewith.

The Client will provide copies of the Fund Compliance Program, related policies and procedures, and all other books and records of the Client as the CCO deems necessary or desirable in order to carry out his or her duties hereunder on behalf of the Client. The Client shall cooperate with the CCO and ensure the cooperation of the 38a-1 Service Providers, the custodian and any other Service Providers to the Client, as well as Client counsel, independent Client counsel and the Client’s independent accountants (collectively, the “Other Providers”), and assist the CCO and Citi in preparing, implementing and carrying out the duties of the CCO under the Fund Compliance Program and Rule 38a-1. In addition, the Client shall provide the CCO with appropriate access to the executive officers and trustees of the Client, and to representatives of and to any records, files and other documentation prepared by, 38a-1 Service Providers and Other Providers, which are or may be related to the Fund Compliance Program.

Each party agrees to provide promptly to the other party (and to the CCO), upon request, copies of other records and documentation relating to the compliance by such party with Applicable Securities Laws (as related to the Fund Compliance Program of the Client), and each party also agrees otherwise to assist the other party (and the CCO) in complying with the requirements of the Fund Compliance Program and Applicable Securities Laws.

Citi agrees to provide the services set forth in Section 5 pertaining to the Fund Compliance Program, whether or not the person serving as CCO is an employee or agent of Citi. In the event that the employment relationship or independent contractor agency relationship between Citi and a person made available by Citi serving as CCO terminates for any reason, Citi shall have no further responsibility to make that particular person available, and shall have no responsibility concerning such person’s services after the date the Client is notified of such termination. In such event, upon the request of the Client, Citi will employ reasonable good faith efforts to make another person available to serve as the CCO. In the event that the Client appoints a CCO that is not provided by Citi but this Agreement is not terminated: (i) Citi shall continue to render the other services enumerated in Section 5(b), in support of the replacement CCO and (ii) Citi and the Client shall negotiate, in good faith, a lower rate for, the annual fee payable under the Fee Schedule attached hereto, provided, however, that Citi shall be entitled to continue to receive the annual fee set forth under the Fee Schedule unless and until a mutually acceptable lower fee is agreed upon in writing. In addition, following a reasonable opportunity for Citi to provide a replacement, if the person(s) Citi makes available is (are) not acceptable to the Board to serve as the replacement CCO, the Client shall have the ability to terminate the CCO service under Section 6 of this Agreement upon thirty (30) days notice to Citi.

(b)

Additional Provisions Concerning the Chief Compliance Officer. The provisions of Sections 6 are subject to the internal policies of Citi concerning the activities of its employees and their service as officers of funds (the “Citi Policies”), a copy of which shall be provided to the Client upon request. The Client’s governing documents (including its Agreement and Declaration of Trust and By-Laws) and/or resolutions of its Board shall contain mandatory indemnification provisions that are applicable to the CCO, that are designed and intended to have the effect of fully indemnifying him or her and holding him or her harmless with respect to any claims, liabilities and costs arising out of or relating to his or her service in good faith in a manner reasonably believed to be in the best interests of the Client, except to the extent he or she would otherwise be liable to the Client by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Client shall provide coverage to the CCO under its directors and officers liability policy that is appropriate to the CCO’s role and title, and consistent with coverage applicable to the other officers holding positions of executive management.

In appropriate circumstances, the CCO shall have the discretion to resign from his or her position, in the event that he or she reasonably determines that there has been or is likely to be (a) a material deviation from the Citi Policies, (b) an ongoing pattern of conduct involving the continuous or repeated violation of Applicable Securities Laws, or (c) a material deviation by the Client from the terms of this Agreement governing the services of such CCO that is not caused by such CCO or Citi. In addition, the CCO shall have reasonable discretion to resign from his or her position in the event that he or she determines that he or she has not received sufficient cooperation from the Client or its Other Providers to make an informed determination regarding any of the matters listed above.

The CCO may, and the Client shall, promptly notify Citi of any issue, matter or event that would be reasonably likely to result in any claim by the Client, one or more Client’s shareholder(s) or any third party which involves an allegation that the CCO failed to exercise his or her obligations to the Client in a manner consistent with applicable Laws.

(c)

Information to be Furnished by the Client. The Client has furnished or shall promptly furnish to Service Provider copies of the Fund Compliance Program and the various policies and procedures of the Client that have been adopted through the date hereof which pertain to compliance matters that are required to be covered by the Fund Compliance Program, including the compliance programs of Service Providers other than Citi, as necessary under Rule 38a-1 for inclusion in the Fund Compliance Program. The Client shall furnish Service Provider written copies of any amendments to, or changes in, any of the items referred to above, forthwith upon such amendments or changes becoming effective. In addition, the Client agrees that no amendments will be made to the Fund Compliance Program which might have the effect of changing the procedures employed by Citi in providing the services agreed to hereunder or which amendment might affect the duties of Citi hereunder unless the Client first obtains Citi’s approval of such amendments or changes, which approval shall not be withheld unreasonably.

Citi may rely on all documents furnished to it by the Client and its agents in connection with the services to be provided under this Agreement, including any amendments to or changes in any of the items to be provided by the Client pursuant to this Services Agreement, and shall be entitled to indemnification provided for in this Services Agreement with regard to such reliance.

The Client represents and warrants that (i) the provision of the CCO by Citi, as provided for in this Agreement, has been approved by the Board, and (ii) the CCO has been approved and appointed as an officer of the Client by the Board.

Exhibit (h)(3)

Amended Exhibit A

Form of Fee Letter

To:	The HSBC Funds
Date:	April 12, 2018

Dear Rich,

We are writing to confirm the following fees which relate to the Services to be provided under the Services Agreement dated December 14, 2018, and amended April 12, 2018, between the Client(s) and the Services Provider. Capitalized terms used but not defined herein shall have the meaning given to them in the Services Agreement.

Each Client agrees to pay all fees, charges, and obligations incurred from time-to-time for any services pursuant to the Services Agreement as determined in accordance with the terms of the fee schedule attached hereto as Attachment 1 (the “Fee Schedule”), the Services Agreement, and as may otherwise be agreed in writing from time-to-time between the Parties.

This fee letter may be executed in several counterparts, each of which will be an original, but all of which together will constitute one and the same agreement.

By signing the acknowledgment below, you agree to this fee letter and the Fee Schedule. Please return a signed duplicate of this fee letter to Citi Fund Services Ohio, Inc., attention Troy Huliba, at 4400 Easton Commons, Suite 200, Columbus, OH 43219 and Legal Department, HSBC Global Asset Management (USA) Inc. at 452 Fifth Avenue, New York, NY 10018.

Sincerely,

/s/Jay Martin
Jay Martin
President, Citi Fund Services Ohio, Inc.

ACKNOWLEDGED AND AGREED TO:

/s/Richard A. Fabietti

By:	Richard A. Fabietti

Title:	President, The HSBC Funds

Date:	7/12/18

The HSBC Funds